SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 09 April, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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FOR IMMEDIATE RELEASE
London 9 April 2024
BP p.l.c. Trading Statement

First quarter 2024 trading statement

The following Trading Statement provides a summary of BP p.l.c.'s (bp) current estimates and expectations for the first quarter of 2024, including data on the economic environment as well as group performance during the period.

The information presented is not comprehensive of all factors which may impact bp's group results for the first quarter 2024 and is not an estimate of those results. Also refer to bp's fourth quarter and full year 2023 group results announcement on 6 February 2024 for guidance items which continue to apply unless explicitly stated. A summary of that guidance is also provided in the Appendix to this Trading Statement. All information provided is subject to the finalization of bp's financial reporting processes and actual results may vary.

bp's group results for the first quarter 2024 are expected to be published on 7 May 2024.

Updated 1Q24 guidancea

●      Upstream productionb in the first quarter is expected to be higher compared to the prior quarter, with production higher in  oil production & operations and slightly higher in gas & low carbon energy.

●      In the gas & low carbon energy segment, realizationsc compared to the prior quarter are expected to have an adverse impact in the range of $0.2-0.4 billion, including declines in non-Henry Hub natural gas marker prices. There is also expected to be an adverse impact of around $0.2 billion as a result of the devaluation of the Egyptian Pound. In addition, the gas marketing and trading result is expected to be strong following a strong result in the fourth quarter 2023.

●      In the oil production & operations segment, realizationsc compared to the prior quarter are expected to have an adverse impact in the range of $0.3-0.6 billion, including price lags on bp's production in the Gulf of Mexico and the UAE and also declines in non-Henry Hub natural gas marker prices.

●      The customers and products segment, compared to the prior quarter, is expected to be impacted by the following factors: in products, improving realized refining margins, expected to result in a benefit in the range of $0.1-0.2 billion; a significantly lower level of turnaround activity than the prior quarter, offset by the impacts of the 1 February plant-wide power outage at the Whiting refinery which, after a phased start-up, resumed normal operations on 15 March; the oil trading result is expected to be strong following a weak result in the fourth quarter 2023; and in customers, significantly weaker fuel margins, seasonally lower volumes, and the absence of one-off positive effects that impacted the prior quarter.

●      Other items: Net debt is expected to increase in the first quarter mainly reflecting a working capital build plus phasing of capex and divestment and other proceeds as previously guided.

a                All impacts influence bp's underlying RC profit before interest and tax, unless stated otherwise.

b                Includes bp's share of production of equity-accounted entities.

c                Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Trading conditions

Brent averaged $83.16/bbl in the first quarter 2024 compared to $84.34/bbl in the fourth quarter 2023.

US gas Henry Hub first of month index averaged $2.25/mmBtu in the first quarter compared to $2.88/mmBtu in the fourth quarter 2023.

The bp average refining marker margin averaged $20.6/bbl in the first quarter compared to $18.5/bbl in the fourth quarter 2023.

Further information on prices and bp's current rules of thumb can be found at the following link: bp.com Rules of Thumb

Cautionary Statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including (without limitation): price fluctuations in crude oil and natural gas; changes in demand for bp's products; currency fluctuations; drilling and production results; reserves estimates; sales volume and sales mix numbers; supply and demand imbalances including as a result of direct or indirect restrictions on production; regional pricing differentials and refining margins; seasonal impacts on product demand and operating expenses; resolution of trading and derivative positions for the quarter; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage as well as those factors discussed under "Risk factors" in bp's Annual Report and Form-20F 2023 as filed with the US Securities and Exchange Commission. Furthermore, additional factors may exist that will be relevant to bp's group results for the first quarter of 2024 that are not currently known or fully understood. Neither BP plc nor any of its subsidiaries assumes any obligation to update, revise or supplement any forward-looking statement contained in this announcement to reflect future circumstances, events or information.
The contents of websites referred to in this announcement do not form part of this announcement.

FOR IMMEDIATE RELEASE
London 9 April 2024
BP p.l.c. Trading Statement

Appendix: Guidance issued in 4Q23 Stock Exchange Announcementa

Guidance Area	Full Year 2024	1Q24 vs 4Q23
Reported and underlying* upstream production	Slightly higher than 2023, of which Oil production & operations higher and Gas & low carbon energy lower	● expected to be higher
Customers	Growth from convenience, including TravelCenters of America; stronger Castrol, bp pulse margin growth; fuels margins to remain sensitive to movements in cost of supply	● expect seasonally lower volumes across most businesses ● absence of fourth quarter one-off positive effects ● fuels margins to remain sensitive to movements in cost of supply
Products
Lower level of industry refining margins, with realized margins impacted by narrower North American heavy crude oil differentials; turnaround activity broadly in line with 2023 but heavily weighted towards the second half

● significantly lower levels of refinery turnaround activity ● lower industry refining margins with a larger reduction in realized margins due to narrower North American heavy crude oil differentials
OB&C	Around $1.0bn charge; quarterly charges may vary
DD&A	Slightly higher than 2023
Underlying effective tax rate*b	Expected to be around 40%
Capital expenditure*	Around $16bn, weighted to the first half
Divestment and other proceeds	$2-3bn, weighted to the second half
Gulf of Mexico oil spill payments	~$1.2bn pre-tax, of which $1.1bn 2Q

a                Refer to bp's fourth quarter and full year 2023 group results announcement and bp.com for full text.

b                Underlying effective tax rate is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group's profits and losses.

*              See Glossary.

Contacts
	London	Houston

Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

Glossary

Underlying production - 2024 underlying production, when compared with 2023, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 09 April 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary